UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

HomesToLife Ltd
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G45806 109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G45806 109	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Golden Hill Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not applicable
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 10,012,500 (1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 10,012,500 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,012,500 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.17% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Consists of 10,012,500 ordinary shares held directly by Golden Hill Capital Ltd. Phua Yong Pin and Phua Yong Tat are directors of Golden Hill Capital Ltd and each holds 50% of the voting and dispositive power over all shares held by Golden Hill Capital Ltd.

(2) This percentage is calculated based upon 14,687,500 ordinary shares outstanding, including (1) 13,250,000 ordinary shares as set forth in the Issuer’s prospectus filed with the Securities Exchange (the “SEC”) on October 1, 2024; and (2) 1,437,500 ordinary shares issued on October 2, 2024 as set forth in the exhibit in the Issuer’s 6-K filed with the SEC on October 2, 2024.

Cusip No. G45806 109	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Phua Yong Pin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not applicable
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 5,006,250 (1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 5,006,250 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,250 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.09% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of 50% of 10,012,500 ordinary shares held directly by Golden Hill Capital Ltd. Phua Yong Pin is one of two directors of Golden Hill Capital Ltd and holds 50% of the voting and dispositive power over all shares held by Golden Hill Capital Ltd.

(2) This percentage is calculated based upon 14,687,500 ordinary shares outstanding, including (1) 13,250,000 ordinary shares as set forth in the Issuer’s prospectus filed with the Securities Exchange (the “SEC”) on October 1, 2024; and (2) 1,437,500 ordinary shares issued on October 2, 2024 as set forth in the exhibit in the Issuer’s 6-K filed with the SEC on October 2, 2024.

Cusip No. G45806 109	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Phua Yong Tat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not applicable
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 5,006,250 (1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 5,006,250 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,250 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.09% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of 50% of 10,012,500 ordinary shares held directly by Golden Hill Capital Ltd. Phua Yong Tat is one of two directors of Golden Hill Capital Ltd and holds 50% of the voting and dispositive power over all shares held by Golden Hill Capital Ltd.

(2) This percentage is calculated based upon 14,687,500 ordinary shares outstanding, including (1) 13,250,000 ordinary shares as set forth in the Issuer’s prospectus filed with the Securities Exchange (the “SEC”) on October 1, 2024; and (2) 1,437,500 ordinary shares issued on October 2, 2024 as set forth in the exhibit in the Issuer’s 6-K filed with the SEC on October 2, 2024.

Cusip No. G45806 109	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:
HomesToLife Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6 Raffles Boulevard, #02-01/02 Marina Square, Singapore 039594

Item 2(a).	Name of Person Filing:
Golden Hill Capital Ltd
Phua Yong Pin
Phua Yong Tat

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Address for (1) Golden Hill Capital Ltd, (2) Phua Yong Pin, and (3) Phua Yong Tat 229 Mountbatten Road #03-44/45 Singapore 398007

Item 2(c).	Citizenship:
Golden Hill Capital Ltd – British Virgin Islands
Phua Yong Pin – Singapore
Phua Yong Tat – Singapore

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
G45806 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. G45806 109	13G	Page 6 of 8 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Golden Hill Capital Ltd	10,012,500	68.17%		10,012,500		10,012,500
Phua Yong Pin	5,006,250	34.09%		5,006,250		5,006,250
Phua Yong Tat	5,006,250	34.09%		5,006,250		5,006,250

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

Cusip No. G45806 109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 9, 2024

Golden Hill Capital Ltd

By:	/s/ Phua Yong Tat
Name:	Phua Yong Tat
Title:	Director

Phua Yong Pin

/s/ Phua Yong Pin

Phua Yong Tat

/s/ Phua Yong Tat

Cusip No. G45806 109	13G	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement